Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 50[redacted]

02060225

To:	**Division of Corporation Finance**
Firm:	**United States Securities and Exchange Commission**
Contact name:	**Wojciech Marciniak** Director, Investor Relations
Phone:	*(48 76) 84 78 280*
Fax:	*(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 6 December 2002

Number of pages (including this one): 6

Current report 69/2002

SUPPL

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be voted upon at the Extraordinary General Meeting of KGHM Polska Miedź S.A. which is to meet on 8 January 2003:

Proposal /1/ to point 2 of the agenda

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A. with registered head office in Lubin dated 8 January 2003

regarding: election of the Chairman of the General Meeting

On the basis of Article 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 4 section 2 of the Regulations of the General Meeting, the following is resolved:

I. .... is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Proposal /2/ to point 4 of the agenda

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A. with registered head office in Lubin dated 8 January 2003

regarding: election of the Voting Committee

On the basis of §§ 7 and 10 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., the following is resolved:

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

I. The General Meeting hereby elects .... to the Voting Committee *

II. This resolution comes into force on the date it is taken.

**The Voting Committee is composed of 3 members. Pursuant to the Regulations of the General Meeting, each candidate is individually voted upon. In respect of such, this resolution will be repeated for each election of a member of the Committee.*

Proposal /3/ to point 5 of the agenda

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with registered head office in Lubin dated 8 January 2003

regarding: acceptance of the agenda of the General Meeting

The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and voted upon by the Management Board of KGHM Polska Miedź S.A. in the announcement on the calling of an Extraordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy Nr 234 dated 4 December 2002, item 12170.

II. This resolution comes into force on the date it is taken.

Proposal /4/ to point 6 of the agenda

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with registered head office in Lubin dated 8 January 2003

regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The following individual is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

...

II. This resolution comes into force on the date it is taken.

EXEMPTION NUMBER: 82 4639

Proposal /5/ to point 6 of the agenda

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with registered head office in Lubin dated 8 January 2003

regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The following individual is hereby appointed to the Supervisory Board *

...

II. This resolution comes into force on the date it is taken.

** pursuant to § 10 section 1 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., election to bodies of the Company is carried out by individual voting for each candidate, in alphabetical order.*

Proposal /6/ to point 7 of the agenda

Proposed changes to the Statutes

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with registered head office in Lubin dated 8 January 2003

regarding: changes to the Statutes of the Company.

On the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 section 1 points 4 and 5 of the Statutes of KGHM Polska Miedź S.A., the General Meeting resolves the following:

I. in § 6 section 1 of chapter II „Subject of the Company's activities" the following points are added:
" 35) reproduction of computer media (22.33.Z),
36)fixed-line telephony and telegraphy (64.20.A),
37)data transmission (64.20.C),
38)other telecommunications services (64.20.G),
39)the rental of office machinery and equipment (71.33.Z),
40)hardware consultancy (72.10.Z),
41)software consultancy (72.20.Z),
42)data processing (72.30.Z),
43)data base activities (72.40.Z),
44)maintenance and repair of office, accounting and computing machinery (72.50.Z),

45)other computer-related activities (72.60.Z),
46)adult and other education, not elsewhere classified (80.42.Z)".

II. § 33 section 1 point 6) receives the following wording:
„ 6) mine closure fund".
The previous point „6) other special funds" is redesignated as point „7)".

III. § 36 receives the following wording:
„The Company shall place its announcements in the bulletin Monitor Sądowy i Gospodarczy or in the bulletin Monitor Polski B, in accordance with regulations currently in force".

IV. This resolution comes into force on the date it is taken, with effect from the date of registration by the National Court of Registration.

Brief justification

Point I
As at 1 April 2001 a new Division was established within the structure of KGHM Polska Miedź S.A. – the Data Processing Center (Centralny Ośrodek Przetwarzania Informacji), which deals with the development of IT systems, management of the tele-informational infrastructure and the implementation and development of IT systems.
This proposed expansion of Company activities is aimed at enabling the Data Processing Center Division of KGHM Polska Miedź S.A. to provide IT services to external entities.

Point II
Pursuant to art. 26 c of the updated law of 4 February 1994 - the Geological and Mining Law (Dz.U. nr 27, item 96 with later changes), KGHM Polska Miedź S.A., as an enterprise, is obligated to create a mine closure fund, and therefore the proposed change in the Statutes of the Company referring to this fund.

Point III
The Change to § 36 of the Statutes of the Company is aimed at reducing the significant expenditures incurred by the Company in publishing announcements.

Proposal /7/ to point 8 of the agenda

Resolution Nr ..../2003
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with registered head office in Lubin dated 8 January 2003

regarding: changes in the principles of compensation of Supervisory Board members.

EXEMPTION NUMBER: 82 4639

On the basis of art. 392 of the Commercial Partnerships and Companies Code and § 21 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

§1.

The following principles of compensation of Supervisory Board members are hereby established:

1. The monthly compensation of Supervisory Board members, with the exception of the Chairman and Vice Chairman of the Supervisory Board, shall be equal to the average monthly wage before tax in the commercial sector together with profit distribution, for the last month of the prior quarter, multiplied by a factor of 2 (two).

2. The monthly compensation of the Chairman of the Supervisory Board shall be equal to the average monthly wage before tax in the commercial sector together with profit distribution, for the last month of the prior quarter, multiplied by a factor of 2.5 (two and five tenths).

3. The monthly compensation of the Vice Chairman of the Supervisory Board shall be equal to the average monthly wage before tax in the commercial sector together with profit distribution, for the last month of the prior quarter, multiplied by a factor of 2.2 (two and two tenths).

4. In the case of a change of a member of the Supervisory Board acting as the Chairman or Vice Chairman, upon expiration of their term or during their term, the principle of compensation as described in §1 point 1 of this resolution shall apply during the period from the holding of the General Meeting to the establishment of the Supervisory Board.

5. Members of the Supervisory Board shall receive such compensation as described in points 1, 2 and 3, irregardless of the frequency of formally-held meetings.

6. Compensation shall not be granted for any month in which a member of the Supervisory Board was absent from all formally-held meetings, for unjustified reasons. The Supervisory Board shall pass judgement in the form of a resolution on whether or not any such absence was justified.

7. Compensation as described in points 1, 2 and 3 shall be calculated as the proportional number of days of service, in those cases where appointment or expiry of term falls within a calendar month.

8. Compensation as described in points 1, 2 and 3 shall be paid following execution of service, to the 10th day of each month. Compensation shall be charged to Company costs.

9. The Company shall also cover or reimburse costs connected with Supervisory Board-related work, and in particular with the round-trip cost of

travel between one's place of residence and the meeting site of the Supervisory Board as well as room and board.

10. The Company, pursuant to the law dated 26 July 1991 on personal income taxation, calculates and retains the tax on those earnings described in points 1, 2 and 3.

§2.

Those principles of compensation previously in force as described in Resolution Nr 9 of the Ordinary General Meeting of Shareholders of KGHM Polska Miedź S.A. dated 28 May 1996, are hereby superceded.

§3.

This resolution comes into force on the date it is taken.

Legal basis:
(§49, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

PREZES ZARZĄDU
Stanisław Speczik